

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 28, 2011

<u>Via E-Mail</u>
Hussein A. Enan, Chief Executive Officer
Insweb Corporation
10850 Gold Center Dr., Suite 250
Rancho Cordova, CA 95670

     Re: Insweb Corporation
            Revised Preliminary Proxy Statement on Schedule 14A
            Filed November 23, 2011
            File No. 000-26083

Dear Mr. Enan:

     We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                           Sincerely,

                           /s/ Maryse Mills-Apenteng

                           Maryse Mills-Apenteng
                           Special Counsel

cc: <u>Via E-mail</u>
        David S. Witek
        Sidley Austin LLP